Exhibit 99.2

GOLD ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023

November 14, 2023

General

This management’s discussion and analysis ("MD&A") of the financial condition and results of operations of the Company should be read in conjunction with its unaudited condensed interim consolidated financial statements and the notes thereto for the three and nine months ended September 30, 2023, its Annual Report on Form 20-F (the "Annual Report") for the year ended September 30, 2022, and its Transition Report on Form 20-F for the period ended December 31, 2023, including the consolidated financial statements and the notes included therein, copies of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

References in this MD&A to the "Company", "Gold Royalty" and "GRC" mean Gold Royalty Corp., together with its subsidiaries, unless the context otherwise requires.

The Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2023, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") applicable to the presentation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting.

Unless otherwise stated, all information contained in this MD&A is as of November 14, 2023. Unless otherwise stated, references herein to "$" or "dollars" are to United States dollars and references to "C$" are to Canadian dollars.

Business Overview

Gold Royalty is a precious metals focused royalty company offering creative financing solutions to the metals and mining industry. The Company's diversified portfolio includes over 200 royalties across properties of various stages, including 4 cash flowing properties.

The head office and principal address of the Company is located at 1830 – 1188 West Georgia Street Vancouver, BC, V6E 4A2, Canada. The Company’s common shares (the "GRC Shares") and certain of its outstanding common share purchase warrants are listed on the NYSE American under the symbols "GROY" and "GROY.WS", respectively.

Business Strategy

Since inception, the Company's stated strategy has been to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term returns for its investors.

In carrying out its strategy, the Company seeks out and continually reviews opportunities to expand its portfolio through the acquisition of existing or newly created royalty, stream or similar interests and through accretive acquisitions of companies that hold such assets. In acquiring newly created interests, the Company acts as a source of financing to mining companies for the development and exploration of projects.

The Company’s "Royalty Generator Model" is focused on mineral properties held by the Company and its subsidiaries and additional properties that may be acquired from time to time, with the aim of subsequently optioning or selling them to third-party mining companies in transactions where the Company would retain a royalty, carried interest or other similar interest. The Company believes the royalty generator model provides increased volume of potential royalty opportunities, targeting opportunities with potential exploration upside.

The Company generally does not conduct development or mining operations on the properties in which it holds interests, and it is not required to contribute capital costs for these properties. The Company may, from time to time, conduct non-material exploration related activities to advance its Royalty Generator Model.

Change of Fiscal Year End

As previously disclosed, the Company changed its fiscal year end from September 30 to December 31 commencing with its 2023 fiscal year. As a result, this MD&A presents the Company's results of operations for the three and nine months ended September 30, 2023, being the third quarter of its current fiscal year.

Summary of Results

The following table sets forth selected financial information for the three and nine months ended September 30, 2023 and 2022, respectively:

	For the three months ended September 30		For the nine months ended September 30
	2023	2022	2023	2022
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
Revenue	797	866	2,032	3,411
Total expenses	(2,195)	(3,676)	(8,051)	(15,822)
Net loss	(1,817)	(4,679)	(7,396)	(10,505)
Net loss per share, basic and diluted	(0.01)	(0.03)	(0.05)	(0.08)
Dividends declared per share	—	0.01	0.02	0.03
Operating cash flows before movements in working capital	(894)	(2,744)	(4,054)	(7,289)
Non-IFRS and Other Measures
Total Revenue and Land Agreement Proceeds*	1,370	923	3,897	4,706
Cash Operating Expenses*	(1,642)	(3,257)	(5,987)	(9,640)
Adjusted Net Loss*	(1,095)	(3,443)	(4,900)	(7,627)
Adjusted Net Loss Per Share, basic and diluted*	(0.01)	(0.03)	(0.03)	(0.06)
Total gold equivalent ounces ("GEOs")*	414	517	1,052	1,888
Statement of Financial Position
Total assets	683,180	688,614	683,180	688,614
Total non-current liabilities	152,089	145,184	152,089	145,184

* See "Non-IFRS Financial Measures".

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023

Highlights for the three and nine months ended September 30, 2023

Summary of Quarterly Highlights

•
In the third quarter of 2023, Total Revenue and Land Agreement Proceeds increased by 48% to $1.4 million, from $0.9 million in the comparative period of 2022. Total Revenue and Land Agreement Proceeds is a non-IFRS financial measure. See "Non-IFRS Measures". Full year Total Revenue and Land Agreement Proceeds guidance of $5.5 million to $6.5 million is maintained. Revenues, under IFRS, was essentially unchanged at $0.8 million in the current quarter, versus $0.9 million in the comparable quarter. Revenue excludes the land agreement proceeds credited against mineral properties and, in 2023, also excluded the pre-acquisition royalty revenue credited against Cozamin purchase price for the three months ended September 30, 2023.
•
Adjusted Net Loss Per Share for the third quarter of 2023 improved to $0.01 per share from $0.03 per share in the comparative period as Cash Operating Expenses decreased by 50% to $1.6 million from $3.3 million as a result of the Company's continued efforts to reduce costs. Adjusted Net Loss and Cash Operating Expenses are non-IFRS financial measures. See "Non-IFRS Measures". Net loss per share on a basic and diluted basis for the third quarter of 2023 improved to $0.01 per share from $0.03 per share in the comparative period.
•
Cash used in operating activities before movements in working capital improved by 67% to $0.9 million from $2.7 million in the comparative period due to higher Total Revenue and Land Agreement Proceeds and lower Cash Operating Expenses.
•
On August 30, 2023, the Company completed an acquisition of a 1.0% net smelter return ("NSR") royalty on portions of the producing Cozamin copper-silver mine in Mexico ("Cozamin") operated by Capstone Copper Corp. ("Capstone") for cash consideration of $7.5 million from Endeavour Silver Corp. and its subsidiary ("Endeavour"). At closing the Company also received $0.2 million representing royalty amounts paid after entering into the agreement to acquire the Cozamin royalty and collected at closing from the seller .The Company also received the option to acquire a 1% NSR royalty on five additional concessions if such royalties are granted to Endeavour in the future. See "Recent Developments".
•
On November 2, 2023 the Company announced that it entered into an agreement to acquire a portfolio of royalties located in Québec from SOQUEM (Société Québécoise d'exploration minière), a subsidiary of Investissement Québec, for C$1 million in common shares of the Company. See “Recent Developments”.
•
The Company generated 2 new royalties through its Royalty Generator Model in the three months ended September 30, 2023. and has now created 39 new royalties through this model since 2021.

Select royalty portfolio highlights include:

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Odyssey Project (3.0% NSR over the northern portion of the project): On October 25, 2023, Agnico Eagle Mines Limited ("Agnico Eagle") reported strong quarterly gold production and provided an update on the Odyssey Project. It disclosed that the internal zones continue to provide upside in tonnage and grade at Odyssey South and exploration drilling in the quarter focused on infilling the internal zones at the Odyssey South deposit and mineral resource expansion of the East Gouldie deposit to the east and west.
•
Côté Gold Project (0.75% NSR royalty over the southern portion of the project): On October 23, 2023 IAMGOLD Corporation ("IAMGOLD") disclosed that, as of September 30, 2023, the Côté Gold Project was estimated to be approximately 91% complete and first production is expected to commence in early 2024. It further disclosed that mining activities have built the current ore stockpile to 3.7 million tonnes of material, on track to the target build-up of 5.0 million tonnes by the end of the year.
•
Ren Project (1.5% NSR royalty and 3.5% NPI): On September 12, 2023, Barrick Gold Corporation ("Barrick") provided an update on the embedded growth projects driving value and an expected rise in production. At Carlin, Ren was highlighted as a continued driver of growth with expected increases in resources and a pre-feasibility study targeted for 2026.
•
Granite Creek Mine Project (10.0% NPI): On October 11, 2023, i-80 Gold Corp (“i-80”) provided a development and exploration update on the Granite Creek operation. At Granite Creek, i-80 achieved 592 tons per day of mineralized material production as the operation continues to ramp-up. Mining is focused on the extraction of high-grade gold mineralization in the Ogee Zone while development progresses towards the South Pacific Zone (“SPZ”). I-80 disclosed that the SPZ is host to high-grade gold mineralization located immediately north of the underground mine workings and is expected to become the mine’s main horizon beginning in 2024.
•
Cozamin Mine (1.0% NSR on a portion of the mine): On November 3, 2023, Capstone reported its third quarter 2023 results including an update on operations at Cozamin. It disclosed that 2023 year-to-date copper (“Cu”) production was 17.8 kt Cu,5% lower than 2022 YTD of 18.7 kt Cu due to lower throughput as a result of a change in mining method to cut-and-fill but with recoveries and grades consistent with the same period last year. It further disclosed that planned exploration work at Cozamin is focused on infill drilling which is expected to support an updated mineral resource estimate in 2024.

See “Selected Asset Updates” for further information.

Recent Developments

On November 2, 2023 the Company announced that it has entered into an agreement to acquire a portfolio of royalties located in Québec from SOQUEM (Société Québécoise d'exploration minière), a subsidiary of Investissement Québec, for C$1 million in common shares of the Company.

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023

On August 30, 2023, the Company announced that it completed the indirect acquisition of a 1.0% NSR royalty from Endeavour on portions of Cozamin, a producing mine operated by Capstone, for total cash consideration of $7.5 million. Pursuant to the acquisition, the Company received revenues from royalty attributable to periods after June 1, 2023. Gold Royalty received the option to acquire a 1% NSR royalty on five additional concessions if such royalties are granted to Endeavour in the future. Pursuant to such option, Gold Royalty may acquire such additional royalties, subject to existing rights of first refusal, in exchange for US$300,000, in the case of the Mise concession and US$50,000 in the case of each other concession. Such option consideration may be satisfied, at the option of Gold Royalty, through the issuance of common shares of the Company. On closing of the Cozamin acquisition, the Company received $0.2 million royalty payment after entering into the agreement to acquire the Cozamin royalty and collected at closing from the seller .

As announced on July 31, 2023, the Company's board of directors suspended future dividends under its dividend program in connection with the completion of the Cozamin royalty acquisition to focus capital on executing its strategic priority of growing cash flow and net asset value per share through accretive acquisitions.

Selected Asset Updates

The following is a summary of selected recent developments announced by the operators of the properties underlying certain of the Company's royalties. Please refer to the Annual Report for additional information regarding our interests.

Canadian Malartic Property

The Company holds four royalties on portions of the Canadian Malartic Mine Property, including a 3.0% NSR royalty on portions of the Canadian Malartic mine and Odyssey mine in Québec, Canada. This royalty currently applies to a portion of the open pit areas (the eastern end of the Barnat Extension) where a majority of production to date has occurred. The royalty also applies to portions of the Odyssey, Internal Zones, East Malartic, Sladen and Sheehan zones, and all of the Jeffrey zone within the Canadian Malartic Property. The collective property is now known as the "Canadian Malartic Complex" and is owned and operated by Agnico Eagle.

The Company also holds 2.0% NSR royalties on the Charlie Zone and the eastern portion of the Gouldie zone, a 1.5% NSR royalty on the Midway Project (1.0% NSR can be bought back for $1.0) million and a 15% NPI on the Radium Property.

On June 20, 2023, Agnico Eagle issued a news release that provided an update on the Canadian Malartic Complex including the details of an updated internal study. Highlights of the updated study disclosed by Agnico Eagle:

•
Significant conversion of mineral resources and mine life extension to 2042.
•
Improved production profile and opportunities to add production in years 2025 to 2028. Recent positive drill results in the Odyssey internal zones indicate the potential to further increase production during the 2023 to 2028 transition period.
•
Project significantly de-risked, including 60% of surface construction completed in 2.5 years. The project construction and mine development remains largely on schedule.
•
Opportunity to further enhance value. Agnico Eagle expects to have up to 40,000 tonnes per day ("tpd") of excess mill capacity at the Canadian Malartic Complex starting in 2028 as processing of open pit ore and low-grade stockpiles transitions to the higher-grade Odyssey mine. This additional mill capacity provides significant optionality for organic growth at Odyssey, property-wide exploration upside and from the development of other projects in Agnico Eagle's regional pipeline.
•
The Odyssey zone began production in March 2023 from Odyssey South and is expected to ramp up to approximately 3,500 tpd in 2024. The 2023 Study incorporates a larger mineral resource for Odyssey compared to the 2020 study, increasing the estimated total payable ounces over the life of mine by 23%. Agnico Eagle highlights the excellent near-term exploration upside in the lateral extensions of the Odyssey internal zones, with encouraging drill results showcasing the potential to add additional ounces to the 2023-2028 transition period. The Odyssey North deposit is expected to start in 2028 and ramp up to a run rate of approximately 3,500 tpd. The East Malartic deposit is expected to be brought into the mine plan in 2030 at a run rate of approximately 3,200 tpd.
•
Regional exploration program is targeting the Midway Project. Agnico Eagle refers to previous production and technical work at Midway as indicative of near-term exploration opportunities to make new discoveries around the historical Malartic Goldfield Mine. Importantly, any new discovery would be within close range of the Canadian Malartic Complex processing facilities.

On July 26, 2023, Agnico Eagle announced their second quarter financial and operating results including an update on the Odyssey Project. Agnico Eagle reiterated the highlights of the updated study and outlined that surface construction was approximately 60% complete as at June 30, 2023. Agnico Eagle further stated that the extraction of the first stope at Odyssey South in the second quarter of 2023 has shown positive reconciliation with respect to tonnes and gold grade, reflecting the potential contribution from internal zones. Agnico Eagle continues to drill to better identify the internal zones that have the potential to improve the production profile at Odyssey South. The production levels below level 36 have been redesigned to capture the potential mining recovery of these zones.

On October 25, 2023, Agnico Eagle announced its third quarter financial and operating results including an update on the Odyssey Project. It disclosed that production via the ramp at the Odyssey South deposit increased through the quarter reaching 3,300 tpd in September, approaching the planned mining rate of 3,500 tpd for 2024. It further disclosed that with a positive reconciliation of 18% in gold ounces for the first four stopes mined compared to plan, the internal zones continue to provide upside in tonnage and grade at Odyssey South. Shaft sinking activities continued in the third quarter of 2023, reaching a depth of 130 metres at the end of the quarter. Ramp development continued to exceed targets, reaching a depth of 649 metres at the end of the third quarter of 2023. With this strong development performance, the Company is advancing shaft pre-sinking activities. It stated that exploration drilling in the quarter focused on infilling the internal zones at the Odyssey South deposit and mineral resource expansion of the East Gouldie deposit to the east and west.

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023

Royalty receipts from Canadian Malartic to date in 2023 have been lower than expected primarily due to adjusted sequencing of production at the Barnat Pit where the Company's royalty is primarily located. The Company currently expects to substantially recover the delayed revenue from gold production over the balance of 2023 and 2024.

For more information, refer to Agnico Eagle’s news releases dated June 20, July 26 and October 25, 2023 available under its profile on www.sedarplus.ca

Côté Gold Project

The Company holds a 0.75% NSR royalty over the southern portion of the Côté Gold Project in Ontario, Canada.

On October 23, 2023 IAMGOLD Corporation ("IAMGOLD") disclosed that, as of September 30, 2023, the Côté Gold Project was estimated to be approximately 91% complete and first production is expected to commence in early 2024. Mining activities have built the current ore stockpile to 3.7 million tonnes of material, on track to the target build-up of 5.0 million tonnes by the end of the year. It further disclosed that commissioning and pre-commissioning teams are working with construction teams to coordinate the overlapping of pre-operation activities with remaining construction. Demobilizing contractor with IAMGOLD operating teams successfully taking control of pit, dewatering, pioneer drilling and overburden stockpile activities from the contractor.

For more information, refer to IAMGOLD’s news releases dated October 23, 2023 available under its profile at www.sedarplus.ca.

Ren Project

The Company holds a 1.5% NSR and a 3.5% NPI over the Ren Project ("Ren"), part of Barrick’s Carlin Complex, in Elko County, Nevada, USA.

On August 8, 2023, Barrick reported its second quarter results and outlined that exploration had progressed at significant brownfields opportunities at Carlin. Barrick further outlined that drilling continues to confirm potential discoveries across the exploration pipeline in the Nevada Complex.

On September 12, 2023, Barrick provided an update on the embedded growth projects driving value and an expected rise in production. At Carlin, REN was highlighted as a continued driver of growth with expected increases in resources, a pre-feasibility study targeted for 2026, and incorporation of Ren into the Carlin complex 10-year mine plan.

For further information, refer to Barrick’s news releases dated August 8, 2023 and September 12, 2023 available under its profile at www.sedarplus.ca.

Granite Creek Mine Project

The Company holds a 10.0% NPI over the Granite Creek Mine in Humboldt County, Nevada, USA.

On October 11, 2023, i-80 provided a development and exploration update on the Granite Creek operation. At Granite Creek, i-80 disclosed that it achieved record 592 tons per day of mined material including in development and dilution as the operation continues to ramp-up. Given successful exploration work in the Upper Otto and Ogee Zone, work focused on level development to accelerate the number of available mining faces and increase production. It further disclosed that five levels have been constructed on the Ogee zone with a sixth level being developed that will extend to provide initial access to the South Pacific Zone.

i-80 further disclosed additional drill results from its 2023 drill program of the South Pacific Zone.

It further disclosed that mid-grade oxide material is being sold as per i-80’s Oxide Purchase Agreement, while refractory mineralization from stockpiles is now being sent to Twin Creeks for processing.

It stated that further development of the operation continues with dewatering Well 6 installation completed and increased efforts for level development to accelerate the number of available mining faces to increase production.

On November 1, 2023, i-80 reported its third quarter results including an update on operations and exploration at Granite Creek. At Granite Creek exploration focused on infill drilling the South Pacific Zone and i-80 has completed 5,481 feet of horizontal development at the Granite Creek. Year to date 39,732 wet tons of mineralized material has been hauled from Granite Creek to third parties for processing under ore processing and toll milling agreements. During the third quarter i-80 sold 16,059 tons of mineralized material from Granite Creek under the Ore Sale Agreement for proceeds of $4.5 million.

For further information, refer to i-80’s news releases dated October 11, 2023, and November 1, 2023 available under its profile at www.sedarplus.ca

Cozamin Mine

The Company holds a 1.0% NSR royalty on portions of the Cozamin copper-silver mine, located in Zacatecas, Mexico.

On November 3, 2023, Capstone reported its third quarter 2023 results including an update on operations at Cozamin. 2023 YTD production was 5% lower than 2022 YTD due to lower throughput (3,590 tpd in 2023 YTD versus 3,803 tpd in 2022 YTD) as a result of a change in mining method to cut-and-fill. Recoveries and grades were consistent with the same period last year.

It disclosed that the third quarter of 2023 infill drilling at the Mala Noche Main Vein West Target was on hold while the development of the lower elevation mine cross-cut was completed. Infill drilling is expected to recommence in the fourth quarter of 2023 to support an updated mineral resource estimate in 2024.

For more information, refer to Capstone’s news release dated November 3, 2023 available under its profile on www.sedarplus.ca

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023

Fenelon Gold Project

The Company holds a 2.0% NSR royalty over portion of the current mineral resources on the Fenelon Gold Project in Québec, Canada.

On July 13, 2023, Wallbridge disclosed that it had resumed exploration activities at the Fenelon property which had been previously paused due to a heightened risk of forest fires.

On October 10, 2023 Wallbridge announced Board and Senior Management changes. Brian Penny, Wallbridge’s Chief Financial Officer (“CFO”), assumed the role of interim Chief Executive Officer (“CEO”) and joined the Board as a director. Mary Montgomery assumed the role of interim CFO. Both appointments are effective as of October 10, 2023. Prior to joining Wallbridge as CFO in 2018, Mr. Penny held senior positions such as Executive Vice President and CFO of New Gold Inc. and Vice President of Finance and CFO of Kinross Gold Corporation.

On November 2, 2023 Wallbridge announced that it had completed a previously announced non-brokered private placement with Agnico Eagle of 7,926,277 common shares in the capital of Wallbridge at a price of $0.11 per common share. With the net proceeds from this private placement, together with the $9.4 million of gross proceeds from the flow through private placement that closed on October 26, 2023, Wallbridge expects to have a year-end cash balance of approximately $25 million, which it anticipates will be sufficient to fund the 2024 exploration program.

For more information, refer to Wallbridge’s news release dated July 13, 2023, October 10, 2023 and November 2, 2023, available under its profile at www.sedarplus.ca.

Tonopah West Project

The Company holds a 3.0% NSR royalty over the Tonopah West project in Nevada, USA.

On October 10, 2023, Blackrock Silver Corp (“Blackrock Silver”) announced an updated mineral resource estimate for the project.

For more information, refer to Blackrock Silver’s news release dated October 10, 2023, available under its profile at www.sedarplus.ca.

Jerritt Canyon Mine

The Company holds a 0.5% NSR royalty over the Jerritt Canyon Mine in Elko County, Nevada, USA. The Company also holds an incremental per ton royalty interest on the Jerritt Canyon processing facility.

On July 18, 2023 First Majestic Silver Corp. ("First Majestic") announced exploration drilling results at Jerritt Canyon.

On July 20, 2023, First Majestic provided its second quarter production figures and updated guidance, including an update on activities at Jerritt Canyon during the quarter. It disclosed that during its partial quarter, Jerritt Canyon processed most of its remaining ore stockpiles and work-in-progress inventory throughout April and May, andThat, as of April 24, 2023, all activities at the Jerritt Canyon processing plant were suspended following the Company's previously announced temporary suspension of mining activities on March 20, 2023. It further disclosed that, during the quarter, up to three underground drill rigs completed 7,375 metres of drilling on the property. First Majestic stated that, as a result of the previously announced temporary suspension at Jerritt Canyon, it has assumed there will be no gold production from Jerritt Canyon in the second half of 2023.

On November 2, 2023 First Majestic reported its third quarter results which outlined production of 396 gold ounces for the quarter from Jerritt Canyon. Operations at Jerritt Canyon remained suspended as First Majestic reviews options to optimize operations at the mine.

For more information, refer to First Majestic’s news releases dated July 18, 2023, July 20, 2023, and November 2, 2023, available under its profile at www.sedarplus.ca.

Railroad-Pinion Project

The Company holds a 0.436% NSR royalty over portions of the Railroad-Pinion Project in Elko County, Nevada, USA.

On August 3, 2023, Orla Mining Ltd. ("Orla") provided its second quarter results, including an update on activities at South Railroad during the quarter. Drilling at South Railroad began late in the second quarter and assay results are pending. Orla’s exploration objectives are to upgrade and grow resources at satellite deposits and drill test multiple targets for new discovery.

Orla disclosed that it is expecting the Bureau of Land Management ("BLM") to file the Notice of Intent for South Railroad in the Federal Register in late 2023 or early 2024. Once the Notice of Intent is filed, public scoping meetings can commence in conjunction with the development of the Environmental Impact Statement ("EIS"). Orla disclosed that it has engaged SWCA Environmental Consultants to manage the EIS process on behalf of the BLM as per the prescribed process. Orla anticipates awarding the Engineering, Procurement & Construction Management contract for the South Railroad Project once the Notice of Intent has been filed. It disclosed that detailed engineering and design work could then commence in preparation for a construction decision following the conclusion of the National Environmental Policy Act process and receipt of a Record of Decision document.

For more information, refer to Orla Mining's news release dated August 3, 2023, available under its profile at www.sedarplus.ca.

Whistler Gold-Copper Project

The Company holds a 1.0% NSR royalty over the Whistler gold-copper project in Alaska, USA.

On August 21, 2023, U.S. GoldMining Inc. ("US GoldMining") announced thatit commenced its 2023 Phase 1 Drilling Program including core drilling of up to 5,000 metres at the Whistler Project. It stated that this program is part of a total of roughly 10,000 metres that is planned

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023

to be carried out for exploration and mineral resource expansion, as well as supporting an updated preliminary economic analysis which is expected to commence in the second half of 2024.

On November 7, 2023 US GoldMining provided an update of drilling activities announcing that the first three holes of the Phase 1 drilling program had been completed and a fourth hole had commenced drilling the Rainmaker South target, a new potential porphyry mineral system located approximately 1 kilometer southeast of the Whistler Deposit. It disclosed that the objectives of the drilling program are to expand and increase confidence in the existing gold-copper deposits at the Whistler project and to test prospective exploration targets in close proximity to known resources

For more information, refer to GoldMining’s news releases dated August 21, 2023, and November 7, 2023, available under its profile at www.sedarplus.ca.

Croinor Gold Project

The Company holds a 2.75% NSR royalty over the Croinor Gold Project in Quebec, Canada.

On July 13, 2023 Probe Gold Inc. ("Probe") announced that it had entered into a definitive agreement to acquire a 100% interest in the Croinor Gold Project from Monarch Mining Corp. ("Monarch"). The Croinor Gold Project acquisition extends Probe’s land package immediately to the east of Probes’s Novador Project and increases Probe’s landholdings in Val-d’Or to 600 square kilometers. On July 28, 2023 Probe announced the completion of the acquisition.

Prior to completion of such acquisition, the Company and Monarch entered into an agreement pursuant to which Monarch was granted the right to buy back up to a 1% NSR of the Company's royalties on each of the McKenzie Break, Swanson and Croinor Gold Projects. The right is exercisable for a period of 24 months by Monarch in respect of each individual property as follows:

(a) during the initial 12-month period, for payment of C$2.0 million in cash and C$2.5 million in voting shares of Monarch (or its successor); and

(b) during the second 12-month period, for payment of C$2.5 million in cash and C$3 million in voting shares of Monarch (or its successor).

In connection with its acquisition of Croinor, the above buyback right in respect of Croinor was assigned by Monarch to Probe.

On July 28, 20223, Monarch announced the closing of the sale of the Croinor Gold Project.

For more information, refer to Probe’s news release dated July 13, 2023 available under its profile at www.sedarplus.ca, as well as Monarch’s news releases dated July 13, 2023 and July 28, 2023, available under its profile at www.sedarplus.ca.

Royalty Generation Update

The Company’s Royalty Generator Model had a productive quarter with two new royalties added in the third quarter of 2023. The Company has now generated 39 royalties since the acquisition of Ely Gold Royalties in 2021 through this model. Details of the new royalties generated during the third quarter of 2023 are as follows:

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The Rays property was sold to Barrick Gold with Gold Royalty retaining a 2.0% NSR royalty over the property.
•
The Butte Highlands property was sold to Butte Highlands JV with Gold Royalty retaining a 2.0% NSR royalty over the property.

The Company currently has 31 properties subject to land agreements and 7 properties under lease generating land agreement proceeds. The model continues to incur low operating costs with only $0.08 million spent on mineral interests maintenance expense during the third quarter of 2023.

Outlook

Management currently believes the Company is on track to meet its previously disclosed forecast of $5.5 million and $6.5 million in Total Revenues and Land Agreement Proceeds in 2023 based on the production guidance published to date by the operators of the properties underlying the Company's interests, a forecasted gold price ranging from $1,700 to $2,000 per ounce and expected payments from land agreements. The Company expects to incur $7.0 to $8.0 million in recurring Cash Operating Expenses in 2023 (forecasted cash operating expenses, excluding transaction-related and other non-recurring expenses) which remains unchanged as well. The Company currently expects that it will generate positive net operating cash flow in 2024 (forecasted operating cash flow before movement in non-cash working capital adjusted for land agreement proceed credited against mineral properties) when select key growth projects are expected to ramp up in production, including the long-life cornerstone mines at Côté and Odyssey.

The foregoing projected outlook constitutes ''forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws and is intended to provide information about management's current expectations for the Company's 2023 fiscal year. Although considered reasonable as of the date hereof, such outlook and the underlying assumptions may prove to be inaccurate. Accordingly, actual results could differ materially from the Company's expectations as set forth herein.

In preparing the above outlook, management assumed, among other things, that the operators of the projects underlying the Company's royalties will meet expected production milestones and forecasts for the applicable period and that operators of land agreements will elect to make all expected payments over the period. See "Forward-Looking Statements".

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023

Discussion of Operations

Three months ended September 30, 2023, compared to three months ended September 30, 2022

Revenue for the three months ended September 30, 2023 was $0.7 million, compared to $0.8 million in the comparative period in 2022. Royalty from Canadian Malartic have been lower than the comparative period primarily due to adjusted sequencing of production at the Barnat Pit where the Company's royalty is primarily located.

The Company had a net loss of $1.8 million, or $0.01 on a basic and diluted basis, in the three months ended September 30, 2023, compared to $4.7 million, or $0.03 per share on a basic and diluted basis, for the same period of 2022. During the three months ended September 30, 2023, the Company incurred an Adjusted Net Loss of $1.1 million or $0.01 per share, compared to an Adjusted Net Loss of $3.4 million or $0.03 per share, for the same period in 2022. See "Non-IFRS Measures". The third quarter operating results were positively impacted by a 48% increase in Total Revenue and Land Agreement Proceeds of $0.4 million and a 50% decrease in Cash Operating Expenses of $1.7 million. See "Non-IFRS Measures".

The following provides a breakdown of the Company's Total Revenue and Land Agreement Proceeds by assets for the periods indicated:

	For the three months ended September 30
	2023	2022
	($)	($)
Canadian Malartic	204	316
Borden	130	131
Cozamin	440	—
Jerritt Canyon	—	132
Others	596	344
	1,370	923

See "Non-IFRS Measures"

The amount attributed to Cozamin above consists of royalty revenue of $0.2 million and $0.2 million of pre-acquisition revenue credited against the Cozamin purchase price. The latter amount represents royalty amounts paid after entering into the agreement to acquire the Cozamin royalty and collected at closing from the seller. Others consist of income from the Isabella Pearl Mine, land agreement proceeds and advance mineral royalty payments received.

During the three months ended September 30, 2023, the Company recognized depletion expense of $0.4 million, compared to depletion adjustment of $0.06 million during the comparative period.

During the three months ended September 30, 2023, total expenses decreased to $2.2 million from $3.7 million in the comparative period of 2022. Cash Operating Expenses decreased by 50% to $1.6 million from $3.3 million in the same period of 2022. See "Non-IFRS Measures". The decrease in expenses was primarily the result of a decrease in management and directors' fees, investor communications and marketing expenses, professional fees, insurance fees and office and technology expenses, partially offset by increased share based compensation expenses.

Management and directors' fees primarily consisted of remuneration paid or payable to members of senior management and fees paid to the directors of the Company. The decrease to $0.4 million in the three months ended September 30, 2023, from $1.0 million in the comparative period is primarily attributed to bonuses relating to fiscal year 2022 and accrued in September of 2022.

Salaries, wages and benefits incurred during the three months ended September 30, 2023, decreased to $0.3 million from $0.4 million in the comparative period. Certain administrative functions were centralized during the fiscal year 2023, resulting in lower salaries, wages and benefits for the three months ended September 30, 2023.

The Company amortized $0.3 million insurance fees during the three months ended September 30, 2023, compared to $0.5 million during the comparative period. The reduction is attributed to reduced fees paid for directors and officers insurance.

Professional fees primarily consisted of expenses for audit and quarterly review fees, legal fees for general corporate and securities matters. The Company incurred $0.3 million in professional fees during the three months ended September 30, 2023, compared to $0.6 million during the comparative period. The decrease is primarily attributed to cost control initiatives.

Office and technology expenses incurred during the three months ended September 30, 2023, decreased to $0.1 million from $0.2 million in the comparative period, and is attributed to the streamlining of administrative activities.

Investor communications and marketing expenses decreased to $0.1 million during the three months ended September 30, 2023 from $0.5 million during the comparative period. This is attributed to a refocus on select higher value-added marketing activities in 2023.

Mineral interest maintenance expenses incurred during the three months ended September 30, 2023 were $0.08 million, compared to $0.003 million during the comparative period.

The Company incurred transfer agent and regulatory fees of $0.04 million during the three months ended September 30, 2023, compared to $0.1 million during the comparative period. The reduced fees incurred are attributed to less transactions and activities requiring transfer agent and filing services during the three months ended September 30, 2023, compared to the comparative period.

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023

The Company incurred consulting fees of $0.03 million during the three months ended September 30, 2023, compared to $0.04 million during the comparative period. The decrease in expenses incurred is attributed to a decrease in advisory services procured during the three months ended September 30, 2023.

The following provides a breakdown of Cash Operating Expenses for the periods indicated:

	For the three months ended September 30
	2023	2022
	($)	($)
Consulting fees	30	44
Insurance fees	313	452
Investor communications and marketing expenses	107	479
Management and directors' fees	361	980
Mineral interest maintenance expenses	78	3
Office and technology expenses	125	228
Professional fees	259	591
Salaries, wages and benefits	328	356
Transfer agent and regulatory fees	41	124
	1,642	3,257

See "Non-IFRS Measures"

During the three months ended September 30, 2023 and 2022, the Company recognized share-based compensation expense of $0.6 million and $0.4 million, respectively. Share-based compensation expenses represented the vesting of share options and restricted share units granted by the Company to management, directors, employees and consultants.

During the three months ended September 30, 2023 and 2022, the Company recognized a fair value gain on its derivative liabilities of $0.003 million and a loss of $0.1 million, respectively. The change is primarily as a result of the Company purchases of the remaining call options on certain short-term investments acquired as part of the acquisition of Abitibi.

During the three months ended September 30, 2023 and 2022, the Company recognized a fair value loss on its short-term investments of $0.14 million and $1.4 million, respectively. Short-term investments are measured at fair value with reference to closing foreign exchange rates and the quoted share price in the market.

During the three months ended September 30, 2023 and 2022, the Company incurred interest expenses of $0.4 million and $0.3 million, respectively.

Nine months ended September 30, 2023, compared to nine months ended September 30, 2022

Revenue for the nine months ended September 30, 2023 was $2.0 million, compared to $3.4 million in the comparative period in 2022. Royalty from Canadian Malartic have been lower than the comparative period primarily due to adjusted sequencing of production at the Barnat Pit where the Company's royalty is primarily located. In addition, $0.9 million of royalty revenue generated from the Borden asset during the nine months ended September 30, 2022, included a one-time recovery of revenue related to past periods, which did not occur during the same period in 2023.

The Company had a net loss of $7.4 million, or $0.05 on a basic and diluted basis, in the nine months ended September 30, 2023, compared to $10.5 million, or $0.08 per share on a basic and diluted basis, for the same period of 2022. During the nine months ended September 30, 2023, the Company incurred an Adjusted Net Loss of $4.9 million or $0.04 per share, compared to an Adjusted Net Loss of $7.6 million or $0.06 per share, for the same period in 2022. See “Non-IFRS Measures”. The improved operating results were largely attributable to a 38% decrease in Cash Operating Expenses of $3.6 million. See "Non-IFRS Measures". In addition, $0.9 million of royalty revenue generated from the Borden asset during the nine months ended September 30, 2022, included a one-time recovery of revenue related to past periods, which did not occur during the same period in 2023.

The following provides a breakdown of the Company's Total Revenue and Land Agreement Proceeds by assets for the periods indicated:

	For the nine months ended September 30
	2023	2022
	($)	($)
Canadian Malartic	280	1,070
Borden	418	954
Cozamin	440	—
Jerritt Canyon	198	503
Others	2,561	2,179
	3,897	4,706

See "Non-IFRS Measures"

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023

The amount attributed to Cozamin above consists of royalty revenue of $0.2 million and $0.2 million of pre-acquisition revenue credited against the Cozamin purchase price. The latter amount represents royalty amounts paid after entering into the agreement to acquire the Cozamin royalty and collected at closing from the seller. Others consist of royalty income from the Isabella Pearl Mine, land agreement proceeds and advance mineral royalty payments received.

During the nine months ended September 30, 2023 and 2022, the Company recognized depletion expense of $0.7 million and $1.5 million, respectively. The reduction in royalty revenue generated during the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022 accounts for the lower depletion charge.

During the nine months ended September 30, 2023. total expenses decreased by 49% to $8.1 million from $15.8 million, in the same period of 2022. Cash Operating Expenses decreased by 38% to $6.0 million from $9.6 million in the same period of 2022. See "Non-IFRS Measures". The decrease in expenses was primarily the result of a decrease in management and directors' fees, investor communications and marketing expenses, professional fees, insurance fees and office and technology expenses, partially offset by increased share based compensation expenses. Also, there was no impairment during nine months ended September 30, 2023, compared to $3.8 million in the comparative period.

Professional fees primarily consist of expenses for audit and quarterly review fees, legal fees for general corporate and securities matters. The Company incurred $1.3 million during the nine months ended September 30, 2023, compared to $2.4 million during the comparative period. The decrease is primarily attributed to cost control initiatives.

Management and directors' fees primarily consist of remuneration paid or payable to members of senior management and fees paid to the directors of the Company. The decrease to $1.2 million during the nine months ended September 30, 2023 from $1.7 million during the comparative period is primarily attributed to bonuses relating to fiscal year 2022 and accrued in September of 2022.

The Company amortized $1.0 million insurance fees during the nine months ended September 30, 2023, compared to $1.5 million during the comparative period. The reduction is attributed to reduced fees paid for directors and officers insurance.

Salaries, wages and benefits incurred during the nine months ended September 30, 2023 and 2022 remained unchanged at $0.9 million.

Investor communications and marketing expenses decreased to $0.5 million during the nine months ended September 30, 2023 from $1.1 million during the comparative period. This is attributed to a refocus on select higher value-added marketing activities in 2023.

Office and technology expenses incurred during the nine months ended September 30, 2023, decrease to $0.4 million from $0.6 million in the comparative period, and it is attributed to a streamlining of administrative activities.

The Company incurred transfer agent and regulatory fees of $0.5 million during the nine months ended September 30, 2023, compared to $0.3 million during the comparative period. The reduced fees incurred is attributed to fewer transactions related activities requiring transfer agent and filing services during the nine months ended September 30, 2023, compared to the comparative period.

Mineral interest maintenance expenses incurred during the nine months ended September 30, 2023 and 2022 remained unchanged at $0.2 million.

The Company incurred consulting fees of $0.1 million during the nine months ended September 30, 2023, compared to $0.9 million during the comparative period. The decrease in expenses incurred is attributed to a decrease in advisory services procured during the nine months ended September 30, 2023.

The following provides a breakdown of Cash Operating Expenses for the periods indicated:

	For the nine months ended September 30
	2023	2022
	($)	($)
Consulting fees	113	883
Insurance fees	1,031	1,471
Investor communications and marketing expenses	529	1,071
Management and directors' fees	1,195	1,678
Mineral interest maintenance expenses	159	165
Office and technology expenses	440	596
Professional fees	1,334	2,433
Salaries, wages and benefits	905	889
Transfer agent and regulatory fees	281	454
	5,987	9,640

See "Non-IFRS Measures"

During the nine months ended September 30, 2023 and 2022, the Company recognized share-based compensation expense of $2.3 million and $2.2 million, respectively. Share-based compensation expenses represented the vesting of share options, restricted shares and restricted share units granted by the Company to management, directors, employees and consultants. The share-based compensation expense also included the amortization of the fair value of shares issued by the Company to contractors for marketing services of $0.06 million for the nine months ended September 30, 2023.

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023

During the nine months ended September 30, 2023 and 2022, the Company recognized a fair value gain on its derivative liabilities of $0.2 million and $4.5 million, respectively. The change is primarily as a result of the Company purchases of the remaining call options on certain short-term investments acquired as part of the acquisition of Abitibi.

During the nine months ended September 30, 2023 and 2022, the Company recognized a fair value loss on its short-term investments of $0.2 million and $1.1 million, respectively. Short-term investments are measured at fair value with reference to closing foreign exchange rates and the quoted share price in the market.

During the nine months ended September 30, 2023 and 2022, the Company incurred interest expenses of $1.0 million and $0.6 million, respectively. The Company incurred a loss on loan modification of $0.2 million during the nine months ended September 30, 2023 resulting from the amendment of its existing credit facility.

Liquidity and Capital Resources

	As at September 30, 2023	As at December 31, 2022
(in thousands of dollars)	($)	($)
Cash and cash equivalents	3,348	5,847
Short-term investments	497	3,840
Working capital (current assets less current liabilities)	3,017	7,559
Total assets	683,180	682,410
Total current liabilities	3,840	3,977
Total non-current liabilities	152,089	144,782
Shareholders’ equity	527,251	533,651

As at September 30, 2023, the Company had cash and cash equivalents of $3.3 million and cash, cash equivalents and marketable securities of $3.8 million. This compares to cash and cash equivalents of $5.8 million and cash, cash equivalents and marketable securities of $9.7 million at December 31, 2022. As at September 30, 2023, the Company had working capital (current assets less current liabilities) of $3.0 million as compared to $7.6 million as at December 31, 2022. Short-term investments consist of marketable securities held by the Company. Working capital consists of current assets, which is made up of cash and cash equivalents, short-term investments, accounts receivable and prepaids and other receivables, less current liabilities, which is made up of accounts payable and accrued liabilities.

As previously announced, in August 2022, the Company established an at-the-market equity program (the "ATM Program") with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Haywood Securities Inc., Laurentian Bank Securities Inc., Laurentian Capital (USA) Inc., Raymond James Ltd. and Raymond James & Associates Inc. (collectively, the "Agents"), which allowed the Company to issue up to $50.0 million in GRC Shares from treasury to the public from time to time through the facilities of the NYSE. During the nine months ended September 30, 2023, a total of 496,438 GRC Shares were distributed by the Company for net proceeds of $1.3 million (gross proceeds of $1.3 million). No GRC Shares were distributed during the three months ended September 30, 2023 under the ATM Program. Such distributions were made to position the Company to complete acquisitions such as the recently completed Cozamin royalty acquisition. Such distributions were through the facilities of the NYSE. Total commissions paid to the Agents under the ATM Program were $0.03 million during the nine months ended September 30, 2023. The ATM Program expired on September 1, 2023 and has not been renewed as of the date hereof.

On February 10, 2023, the Company amended and restated the credit agreement (the “Amended Facility”) with the Bank of Montreal and the National Bank of Canada to expand its existing secured revolving credit facility by $10 million to $20 million. The Amended Facility consists of a $20 million secured revolving credit facility, with an accordion feature providing for an additional $15 million of availability (the "Accordion"), as further described below. Also, on August 30, 2023, the Company expanded the Amended Facility to $25 million, with an accordion feature providing for an additional $10 million of availability, subject to certain conditions (the "Accordion") and on August 24, 2023, made additional drawdown of $7,500 from the Facility in connection with the payment of the purchase price for the Cozamin acquisition. Amounts drawn on the Facility bear interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% per annum or Adjusted Term Secured Overnight Financing Rate ("SOFR") Rate plus a margin of 4.00% per annum, as applicable. The Facility has a maturity date of March 31, 2025. The exercise of the Accordion is subject to certain additional conditions and the satisfaction of financial covenants. As at September 30, 2023, $17.8 million was drawn under the Facility.

The Company’s principal sources of financing to date have been the prior issuance of GRC Shares, by way of private placement, and initial public offering, the Facility and revenue generated by its royalty and other mineral interests. The Company also had $3.3 million of cash and cash equivalents and $0.5 million of marketable securities as at September 30, 2023. Based on the Company's amended Facility, available cash, cash equivalents, marketable securities and expected revenue, the Company believe that it has sufficient liquidity to meet the Company's obligations and to finance its planned activities over the next twelve months. Over the long term, the Company expects to meet its obligations and finance its growth plans through revenue generated from royalty interests held, issuance of securities pursuant to equity financings and short-term or long-term loans. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company's growth and future success is dependent on external sources of financing which may not be available on acceptable terms, or at all.

See “Financial Instruments and Risk Management” for more information regarding liquidity risks associated with financial instruments.

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023

Cash Flows

Three months ended September 30, 2023

Operating Activities

Net cash used in operating activities during the three months ended September 30, 2023 of $1.8 million reflected a net loss of $1.8 million offset by non-cash items including the Company’s share-based compensation of $0.6 million, interest expenses of $0.4 million, change in fair value of derivative liability of $0.003 million , change in fair value of short-term investments of $0.1 million, depletion and depreciation charge of $0.39 million, other income of $0.002 million and deferred tax recovery of $0.5 million. Non-cash working capital changes include an increase in accounts receivable of $0.3 million, prepaids and other receivables of $0.8 million and a decrease in accounts payable and accrued liabilities of $0.2 million. The increase in prepaids and other receivables is primarily attributed to the valued added tax payment made in connection with the Cozamin acquisition of $1.2 million.

Investing Activities

During the three months ended September 30, 2023, the Company completed the indirect acquisition of a 1.0% NSR royalty from Endeavour on portions of Cozamin, a producing mine operated by Capstone, for total cash consideration of $7.5 million, received cash proceeds from disposal of marketable securities of $0.6 million and received land agreement payments of approximately $0.3 million.

Financing Activities

During the three months ended September 30, 2023, net cash provided by financing activities was $7.1 million which primarily represented proceeds from a $7.5 million drawdown of the Facility, interest payment of $0.3 million and payment of lease obligation of $0.01 million.

Nine months ended September 30, 2023

Operating Activities

Net cash used in operating activities during the nine months ended September 30, 2023 of $5.1 million reflected a net loss of $7.7 million offset by non-cash items including the Company’s share-based compensation of $2.3 million, interest expenses of $1 million, change in fair value of derivative liability of $0.2 million, change in fair value of short-term investments of $0.2 million, depletion and depreciation charge of $0.7 million, other income of $0.06 million and deferred tax recovery of $0.6 million. Non-cash working capital changes include a increase in accounts receivable of $0.01 million, prepaids and other receivables of $1.2 million and a decrease in accounts payable and accrued liabilities of $0.1 million. The increase in prepaids and other receivables is primarily attributed to valued added tax payment made in connection with the Cozamin acquisition of $1.2 million.

Investing Activities

During the nine months ended September 30, 2023, the Company made an investment in royalties and other mineral interests of $7.6 million, primarily relating to the acquisition of a 1.0% net smelter return royalty from Endeavour on portions of Cozamin, a producing mine operated by Capstone, for total cash consideration of $7.5 million, received cash proceeds from disposal of marketable securities of $3.2 million, received land agreement payments credited against mineral properties of approximately $1.6 million and received other dividend and interest income totaling $0.07 million.

Financing Activities

During the nine months ended September 30, 2023, net cash provided by financing activities was $5.5 million which primarily represented proceed from distribution of shares of $1.4 million, proceeds from a $7.5 million drawdown of the Facility, interest payment of $0.6 million, dividend payment of $2.6 million and payment of lease obligation of $0.06 million.

Contractual Obligations

As at September 30, 2023, the Company has the following contractual obligations, including payments due for each of the next five years and thereafter:

	Payments Due by Period
(in thousands of dollars)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Lease obligation	217	54	163	—	—
Revolving credit facility - principal	17,787	—	17,787	—	—
Revolving credit facility - interest	2,837	1,775	1,062	—	—
	$20,624	1,775	18,849	—	—

Non-IFRS Measures

The Company has included, in this document, certain performance measures, including: (i) Adjusted Net Loss and Adjusted Net Loss Per Share; (ii) GEOs; (iii) Total Revenue and Land Agreement Proceeds: and (iv) Cash Operating Expenses which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023

•
Adjusted Net Loss and Adjusted Net Loss Per Share

Adjusted Net Loss is calculated by adding land agreement proceeds credited against mineral properties, adding the pre-acquisition royalty revenue credited against the Cozamin purchase price and deducting the following from net income: Transaction related and non-recurring general administrative expenses1, share of (income)/loss and dilution income in associate, impairment, changes in fair value of derivative liabilities and short-term investments, loss on loan modification, foreign exchange gain/(loss), other income/(expense) and land agreement proceeds credited against mineral properties. Adjusted Net Loss Per Share, basic and diluted have been determined by dividing the Adjusted Net Loss by the weighted average number of common shares for the applicable period. The Company included this information as management believes that they are useful measures of performance as they adjust for items which are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The table below provides a reconciliation of net loss to Adjusted Net Loss and Adjusted Net Loss Per Share, basic and diluted for the periods indicated:

	For the three months ended September 30		For the nine months ended September 30
	2023	2022	2023	2022
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
Net loss	(1,817)	(4,679)	(7,396)	(10,505)
Land agreement proceeds credited against mineral properties	347	57	1,639	1,295
Pre-acquisition royalty revenue credited against Cozamin purchase price	226	—	226	—
Transaction related and non-recurring administrative expenses	64	—	699	1,535
Share of (income)/loss in associate	(22)	(2)	(244)	153
Dilution income in associate	—	—	(12)	(100)
Impairment of royalty	—	—	—	3,821
Change in fair value of derivative liabilities	(3)	136	(242)	(4,498)
Change in fair value of short-term investments	142	1,359	219	1,111
(Gain)/loss on loan modification	—	(316)	249	(316)
Foreign exchange (gain)/loss	(30)	(21)	77	(31)
Other income	(2)	23	(115)	(92)
Adjusted Net Loss	(1,095)	(3,443)	(4,900)	(7,627)
Weighted average number of common shares	144,970,285	134,822,619	144,609,320	134,407,769
Adjusted Net Loss Per Share, basic and diluted	(0.01)	(0.03)	(0.03)	(0.06)
•
GEOs

Total GEOs are determined by dividing revenue by the following average gold prices:

	Units	Average Gold Price
Three months ended September 30, 2022	(US$/oz)	1,675
Three months ended September 30, 2023	(US$/oz)	1,927
Nine months ended September 30, 2022	(US$/oz)	1,807
Nine months ended September 30, 2023	(US$/oz)	1,931
•
Total Revenue and Land Agreement Proceeds

Total Revenue and Land Agreement Proceeds are determined by adding land agreement proceeds credited against mineral properties and the pre-acquisition royalty revenue credited against Cozamin purchase price to total revenue. The Company has included this information as management believes certain investors use this information to evaluate the Company's performance in comparison to other gold royalty companies in the precious metal mining industry. Below is a reconciliation of our Total Revenue and Land Agreement Proceeds to total revenue for the three and nine months ended September 30, 2023 and 2022, respectively:

	For the three months ended September 30		For the nine months ended September 30
	2023	2022	2023	2022
(in thousands of dollars)	($)	($)	($)	($)
Royalty	573	616	1,206	2,602
Pre-acquisition royalty revenue credited against Cozamin purchase price	226	—	226	—
Advanced minimum royalty	153	131	509	444
Land agreement proceeds	418	176	1,956	1,660
Total Revenue and Land Agreement Proceeds	1,370	923	3,897	4,706
Land agreement proceeds credited against mineral properties	(347)	(57)	(1,639)	(1,295)
Pre-acquisition royalty revenue credited against Cozamin purchase price	(226)	—	(226)	—
Revenue	797	866	2,032	3,411

[1] Transaction related and non-recurring general administrative expenses are a supplementary financial measure comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the three and nine months ended September 30, 2023, transaction related and non-recurring administrative expenses related primarily to professional fees related to changing the Company’s fiscal year-end, tax restructuring following the completion of corporate transactions, establishing a dividend reinvestment and finance programs and select corporate development activities and in the same periods of 2022, related primarily to consulting fees and professional fees associated with corporate transactions.

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023

•
Cash Operating Expenses

Cash Operating Expenses are determined by adding the impact of non-cash expenses, revenue, other income and tax expense or recovery to net loss. The Company has included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. The table below provides a reconciliation of net loss to Total expenses and then to Cash Operating Expenses.

	For the three months ended September 30		For the nine months ended September 30
	2023	2022	2023	2022
(in thousands of dollars)	($)	($)	($)	($)
Net loss	(1,817)	(4,679)	(7,396)	(10,505)
Non-cash expenses, revenue, other income and tax recovery:
Revenue	(797)	(866)	(2,032)	(3,411)
Depletion	373	(56)	694	1,469
Other income	(2)	23	(115)	(92)
Change in fair value of derivative liabilities	(3)	136	(242)	(4,498)
Change in fair value of short-term investments	142	1,359	219	1,111
(Gain)/loss on loan modification	—	(316)	249	(316)
Foreign exchange (gain)/loss	(30)	(21)	77	(31)
Interest expense	403	259	1,025	633
Tax (expense)/recovery	(464)	485	(530)	(182)
Total expenses	(2,195)	(3,676)	(8,051)	(15,822)
Non-cash expenses and income:
Depreciation	13	27	50	63
Share-based compensation	562	394	2,270	2,245
Share of (income)/loss in associate	(22)	(2)	(244)	153
Dilution income in associate	—	—	(12)	(100)
Impairment of royalty	—	—	—	3,821
Cash Operating Expenses	(1,642)	(3,257)	(5,987)	(9,640)

Summary of Quarterly Results

The following table sets forth selected financial results of the Company for each of the quarterly periods indicated.

	Revenue	Net loss	Net loss per share, basic and diluted	Dividends declared per share
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
September 30, 2021	192	(9,215)	(0.17)	—
December 31, 2021	533	(6,841)	(0.06)	—
March 31, 2022	638	(2,388)	(0.02)	0.01
June 30, 2022	1,907	(3,438)	(0.03)	0.01
September 30, 2022	866	(4,677)	(0.03)	0.01
December 31, 2022	582	(2,204)	(0.02)	0.01
March 31, 2023	767	(3,083)	(0.02)	0.01
June 30, 2023	468	(2,496)	(0.02)	0.01
September 30, 2023	797	(1,817)	(0.01)	—

Changes in net loss from quarter to quarter have been affected primarily by corporate activity, including transactional activities, following the Company’s initial public offering, professional and consulting fees incurred in connection with corporate acquisitions, business combinations and other corporate development activities, changes in fair value in short-term investment and derivatives during the respective periods, offset by revenue.

Off-Balance Sheet Arrangements

As at September 30, 2023, the Company did not have any off-balance sheet arrangements.

Transactions with Related Parties

Related Party Transactions

Blender Media Inc. (“Blender”) received 120,000 GRC Shares from the Company on October 12, 2021, in exchange for digital marketing services until June 27, 2022. Blender is controlled by a family member of a former director of the Company. During the three and nine months ended September 30, 2023, the Company incurred $0.001 million (2022: $0.009 million) and $0.003 million (2022: $0.5 million) in digital marketing services from Blender Media. Related party transactions are based on the amounts agreed to by the parties and on market terms. Blender is a vendor to other public companies.

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. Total management salaries and directors’ fees incurred for services provided by key management personnel of the Company are as follows:

	For the three months ended		For the nine months ended
	September 30		September 30
	2023	2022	2023	2022
(in thousands of dollars)	($)	($)	($)	($)
Management salaries	303	698	922	1,272
Directors’ fees	58	282	273	406
	361	980	1,195	1,678
Share-based compensation	315	188	1,390	1,188
	676	1,168	2,585	2,866

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about significant sources of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

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The assessment of impairment of royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators such as significant changes in future commodity prices, discount rates, foreign exchange rates, taxes, operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty interests will not likely occur or may be significantly reduced in the future.
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The Company’s business is the acquisition of royalties through direct royalty asset acquisition or business combinations. Each royalty has its own unique terms and judgment is required to assess the appropriate accounting treatment. The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is an area of judgment. In evaluating whether a transaction is a business combination management must consider if the acquired assets or entities encompass an integrated set of activities and assets that is capable of being conducted and managed for the purpose of generating income. Additionally, an optional asset concentration test may be applied. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill.
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The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

Information about significant sources of estimation uncertainty is described below.

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The Company estimates the attributable reserves and resources relating to the mineral properties underlying our interests. Reserves and resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties in which the Company has royalty interests, adjusted where applicable to reflect its percentage entitlement to minerals produced from such mines. The public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the reserve or resource estimates may impact the depletion calculation and carrying value of our royalty interests.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, short-term and long-term investments, accounts receivable, accounts payable and accrued liabilities, lease obligation, bank loan, and derivative liabilities. The Company’s short and long-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as quoted equity prices. The fair value of its other financial instruments, which include cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. Bank loan, and lease obligation are measured at amortized cost. The fair value of the bank loan and lease obligation approximate their carrying values as their interest rates are comparable to current market rates.

Financial risk management objectives and policies

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023

The financial risk arising from the Company’s operations are credit risk, liquidity risk, equity price risk and currency risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances and accounts receivable. The Company mitigates credit risk associated with its bank balances by holding cash with Schedule I chartered banks in Canada and their US affiliates. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents in excess of the amount of government deposit insurance coverage for each financial institution and accounts receivable. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company’s working capital (current assets less current liabilities) as at September 30, 2023 was $3.0 million compared to $7.6 million as at December 31, 2022. The Company’s accounts payable and accrued liabilities and loan are expected to be realized or settled, respectively, within a one-year period.

The Company's future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand. In managing liquidity risk, the Company takes into account the amount available under the Facility including the Accordion, anticipated cash flows from operating activities and its holding of cash and short-term investments. The Company believes it has the required liquidity to meet its obligations and to finance its planned activities.

Currency risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities in currencies other than its functional currency. The Company currently does not engage in foreign exchange currency hedging. The currency risk on its cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities and derivative liabilities are minimal.

Equity price risk

The Company is exposed to equity price risk associated with its investment in other mining companies. The Company’s short-term investments consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. Based on the Company’s short-term investments held as at September 30, 2023, a 10% change in the market price of these investments would have an impact of approximately $0.04 million on net loss.

Interest rate risk

The Company's exposure to interest rate risk arises from the impact of interest rates on its cash and secured revolving credit facility, which bear interest at fixed or variable rates. The interest rate risks on the Company's cash balances are minimal. The Company's secured revolving credit facility bears interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% or Adjusted Term SOFR plus a margin of 4.00%, as applicable and an increase (decrease) of 10 basis point in the applicable rate of interest would not have a significant impact on the net loss for nine months ended September 30, 2023. The Company's lease liability is determined using the interest rate implicit in the lease and an increase (decrease) of 10 basis point would not have a significant impact on the net loss for the nine months ended September 30, 2023.

Outstanding Share Data

As at the date hereof, the Company has 144,970,285 GRC Shares, 10,350,000 common share purchase warrants, 769,079 restricted share units and 7,766,211 share options outstanding. In addition, there are 2,430,000 warrants that were issued to holders of warrants of Ely Gold Royalties Inc. (the "Ely Warrants") as at the date hereof. Such warrants represent the right to acquire, on valid exercise thereof (including payment of the applicable exercise price), 0.2450 of a GRC Share plus C$0.0001. The Ely Warrants are exercisable into a total of 595,350 GRC Shares as of the date hereof.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures ("DCP"). The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company’s management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023

The CEO and CFO have evaluated whether there were changes to the DCP during the three months ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

The Company’s management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

Forward-looking Statements

Certain statements contained in this MD&A constitute "forward-looking information" within the meaning of Canadian securities laws and "forward-looking statements" within the meaning of securities laws in the United States (collectively, "Forward-Looking Statements"). These statements relate to the expectations of management about future events, results of operations and the Company’s future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words "anticipate", "plan", "contemplate", "continue", "estimate", "expect", "intend", "propose", "might", "may", "will", "shall", "project", "should", "could", "would", "believe", "predict", "forecast", "target", "aim", "pursue" "potential", "objective" and "capable" and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date of this MD&A. In addition, this MD&A may contain Forward-Looking Statements attributed to third-party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

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the Company’s plans and objectives, including its acquisition and growth strategy;
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the Company’s future financial and operational performance, including expectations regarding projected results of operations, including forecasted Total Revenues and Land Agreement Proceeds and Costs and Operating Expenses;
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royalty and other payments to be made to the Company by the owners and operators of the projects underlying the Company’s royalties and other interests;
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expectations regarding the royalty and other interests of the Company;
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the plans and expectations of the operators of properties where the Company owns royalty interests;
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estimates of mineral reserves and mineral resources on the projects in which the Company has royalty interests;
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estimates regarding future revenue, expenses and needs for additional financing; and
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adequacy of capital and financing needs.

These Forward-Looking Statements are based on opinions, estimates and assumptions in light of the Company’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company currently believes are appropriate and reasonable in the circumstances, including that:

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the public disclosures of the operators regarding the properties underlying the Company’s interests are accurate, including that such operators will meet their disclosed production targets and expectations;
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current gold, base metal and other commodity prices will be sustained, or will improve;
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the proposed development of the Company’s royalty projects will be viable operationally and economically and will proceed as expected;
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any additional financing required by the Company will be available on reasonable terms; and
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operators of the properties where the Company holds royalty interests will not experience any material accident, labor dispute or failure of equipment.

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of the following risk factors, among others:

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dependence on third-party operators;
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a substantial majority of the Company’s current royalty interests are exploration, advanced-exploration and development stage properties, which are non-producing and are subject to the risk that they may never achieve production;
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volatility in gold and other commodity prices;
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the Company has limited or no access to data or the operations underlying its interests;
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a significant portion of the Company’s revenues is derived from a small number of operating properties;

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023

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the Company is subject to many of the risks faced by owners and operators of the properties underlying the Company’s interests;
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the Company may enter into acquisitions and other material transactions at any time;
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the Company’s future growth is to a large extent dependent on its acquisition strategy;
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as a royalty holder, the Company may become subject to potential disputes with operators regarding the existence, enforceability or terms of its interests;
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certain of the Company’s royalty interests are subject to buy-back or other rights of third-parties;
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risks related to epidemics, pandemics or other public health crises, and the potential impact thereof on the Company and the operators of the properties underlying its interests;
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risks related to mineral reserve estimates and mineral resource estimates completed by third-party owners and operators on the projects underlying the Company’s interests, including that such estimates may be subject to significant revision;
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title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests;
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potential conflicts of interests;
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regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located;
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the availability of any necessary financing in the future on acceptable terms or at all;
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litigation risks;
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the Company holds investments in a concentrated number of equity securities and the fair values thereof are subject to loss in value; and
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the other factors discussed under "Item 3. Key Information – D. Risk Factors" in the Annual Report and other disclosure documents, which are available under the Company’s profile at www.sedarplus.ca and www.sec.gov.

This list of factors should not be construed as exhaustive. The Company does not intend to and does not assume any obligations to update Forward-Looking Statements, except as required by applicable law.

Please see "Item 3. Key Information – D. Risk Factors" in the Annual Report for further information regarding key risks faced by the Company.

Technical Information

Except where otherwise stated, the disclosure herein relating to the properties underlying the Company’s royalty and other interests is based on information publicly disclosed by the owners and operators of such properties. Specifically, as a royalty holder, the Company has limited, if any, access to properties included in its asset portfolio. Additionally, the Company may from time to time receive operating information from the owners and operators of the properties, which the Company is not permitted to disclose to the public. The Company is dependent on the operators of the properties and their qualified persons to provide information to the Company or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Company holds interests and generally will have limited or no ability to independently verify such information. Although the Company does not currently have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

The scientific and technical information contained in this MD&A relating to the Company’s royalty and other interests has been reviewed and approved by Alastair Still, P.Geo., who is the Director of Technical Services of the Company, a qualified person as such term is defined under NI 43-101.

Additional Information

Additional information concerning the Company is available under the Company’s profile at www.sedarplus.ca and www.sec.gov.